SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 13, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 13, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 13, 2004

IVANHOE MINES’ Q2 REPORT SAYS OYU TOLGOI MINE PLAN
PROVIDES FOR PRODUCTION OF COPPER AND GOLD IN MID-2007

CONFERENCE CALL 10 A.M. EDT MONDAY AUGUST 16 WILL DISCUSS Q2 REPORT

ULAANBAATAR, MONGOLIA — Ivanhoe Mines says in its second-quarter report released today that record quarterly earnings were generated by its copper and iron ore mines and that its current development schedule provides for a start of commercial production from its planned Oyu Tolgoi copper-gold mine in southern Mongolia in mid-2007.

The report says that initial production will come from open-pit mining planned for the series of Southern Oyu deposits discovered by Ivanhoe during the past three years, subject to completion of studies and project financing. The report adds that production from underground operations planned for the shallower, southern portion of the northerly Hugo Dummett Deposit at Oyu Tolgoi could begin in late-2008.

The report notes:
“The company’s current plan is to complete a feasibility study for an open pit operation on the near-surface deposits early in 2005 and have a pre-feasibility study for the underground operation completed by the end of the first quarter of 2005, rather than divert critical time and resources to an interim scoping or engineering study as previously planned. The open pit feasibility study and underground pre-feasibiity study will provide an integrated development plan for the entire Oyu Tolgoi Project. An exploration shaft to delineate and characterize the underground ore bodies for feasibility purposes is currently being engineered. The shaft is scheduled to be completed in late 2007, allowing access to both the Hugo South and Hugo North deposits and facilitating the subsequent completion of a feasibility study for the underground development.”

The company is preparing an updated resource estimate incorporating all drilling results to date from the near-surface Southern Oyu deposits and expects to release this information before the end of this month.

Discussions on mine partnerships

The report updates the status of Ivanhoe’s discussions of financing options for the Oyu Tolgoi mine with various parties.

“The company is in discussions with Chinese mining and financial companies, major Japanese mining and metal trading houses, international mining companies and other third parties capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities as they arise to extend to one or more such partners a participating interest in the project. Although the company has had discussions with a number of potential partners and continues to do so, no agreement has been reached to date. The company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement.”

Summary of other key points

•	Fuelled by higher copper prices and improved ore grades, the Monywa Copper Project is generating excellent results. Production from the joint-venture operation in Myanmar is up 18% in the first six months of 2004 compared to the same period in 2003, totalling 33.5 million pounds of cathode copper — 50% of which is net to Ivanhoe — at a cash cost of approximately US$0.38 a pound. The company’s share of operating profit from the Monywa joint venture totalled US$6.9 million in Q2 2004, mainly a result of increased copper prices, increased grades of mined ore and increased production. This compares to an operating loss of US$2.7 million in Q2 2003. During the quarter, the Monywa project deposited US$8.1 million into the debt reserve account that will be used to make the next loan payment due at the end of August, 2004. Following the August, 2004, payment, the joint venture debt balance will be reduced to US$15.0 million, of which US$7.5 million will be attributable to Ivanhoe Mines.

•	An increase in the Monywa joint venture’s copper production from 30,000 tonnes per annum (tpa) to 39,000 tpa has been approved by the Myanmar Government and is scheduled for completion by October, 2004. The estimated US$3.7 million capital cost of the expansion is being funded from the project’s internal cash flow. Additional planned expansions could see annual production increase to 200,000 tpa.

•	ABM Mining’s Savage River Mine in Australia reported an operating profit of US$3.2 million in Q2 2004, compared to an operating loss of US$2.6 million in Q2 2003. The improved results are largely due to improved pellet prices in Q2 2004, which were approximately US$39 a tonne, compared to approximately US$31 a tonne in Q2 2003. The Savage River mine produced approximately 508,000 tonnes of iron ore pellets in Q2 2004, compared to 534,000 tonnes in Q2 2003.

•	In July, 2004, Ivanhoe closed an equity financing by issuing 20 million common shares for gross proceeds of CDN$140 million (approximately US$107 million). Existing cash resources are expected to be sufficient to complete current feasibility and pre-feasibility studies at Oyu Tolgoi and to sustain planned development operations on the near-surface deposits and Hugo shaft excavation operations to facilitate underground development through the first quarter of 2005. Project financing will be used to implement initial open-pit development plans at Oyu Tolgoi.

•	The Mongolian government recently confirmed to Ivanhoe Mines, in writing, that it fully expects to redeem the US$50 million treasury bill — purchased by the company last December — upon its scheduled maturity at the end of this year. The money will become available to supplement the funding of Ivanhoe’s ongoing activities at Oyu Tolgoi.

•	Ivanhoe is continuing to explore opportunities to rationalize non-core assets to maximize value and generate and preserve cash as it concentrates its resources on the development of the Oyu Tolgoi project. Several possible alternatives to dispose of non-core assets are being considered, including outright or partial sales and formation of joint ventures.

•	Exploration expenses for all projects in Q2 2004 totalled US$24.8 million, compared to US$15.2 million in Q2 2003. The increase was mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities at Oyu Tolgoi and other Mongolian properties.

•	Ivanhoe reported a record operating profit of US$10.1 million in the second quarter. The company recorded a net loss of US$20.2 million (or $0.07 per share) in the second quarter, compared to a net loss of US$19.7 million (or $0.08 per share) in Q2 2003.

Conference call details

Ivanhoe Chairman Robert Friedland, Deputy Chairman Ed Flood and President John Macken will conduct a conference call to discuss the quarterly report on Monday, August 16, at 10:00 a.m. Eastern Daylight Saving Time (7:00 a.m. Pacific Daylight Saving Time).

The conference call may be accessed by telephoning 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. A simultaneous web cast of the conference call will be provided through www.ivanhoemines.com and www.Q1234.com. An operator will register participants. The conference call will be archived for later playback through the Internet at www.Q1234.com, or by telephoning 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3088905#.

Details of Ivanhoe’s 2003 three-month and six-month financial results are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper and iron ore products. Ivanhoe’s core assets are its 100%-owned Oyu Tolgoi Project in southern Mongolia, exploration rights in central and southern Mongolia and exploration interests in the northern Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of planned or expected copper and iron ore pellet production, prices and minegate cash costs, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.